UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No.  )
Under the Securities Exchange Act of 1934

TAXMASTERS, INC.
(Name of Issuer)

COMMON STOCK, $.001 PAR VALUE PER SHARE
(Title of Class of Securities)

876765 108

(CUSIP Number)

Richard C. Fox, Esq.
131 Court Street, Unit 11
Exeter, New Hampshire 10007
Tel:  603-778-9910

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 4, 2009

(Date of event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No. 876765 108

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person	Patrick R. Cox
2	Check Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☒
6	Citizenship of Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	301,000,000 Shares
	8	Shared Voting Power	0 Shares
	9	Sole Dispositive Power	301,000,000 Shares
	10	Shared Dispositive Power	0 Shares
11	Aggregate Amount Beneficially Owned By Each Reporting Person	301,000,000 Shares
12	Check box if the aggregate Amount in Row (11) Excludes Certain Shares
13	Percent of Class Represented Amount in Row (11)	99.1%
14	Type of Reporting Person	IN

Item 1.	Security and Issuer.

The title of the class of equity securities to which this statement relates is the common stock, $0.001 par value per share  (the “Common Stock”), of TaxMasters, Inc., a Nevada corporation formerly known as Crown Partners, Inc. (the “Company”).  The principal executive offices of the Company are located at 900 Town & Country Lane, Suite 400, Houston, Texas 77024.

Item 2.	Identity and Background.

(a)           Patrick R. Cox.

(b)	The business address of Mr. Cox is c/o TaxMasters, Inc., 900 Town & Country Lane, Suite 400, Houston, Texas 77024.

(c)
Principal Occupation:  President, Chief Executive Officer and Chairman of TaxMasters, Inc., a tax resolution company engaged in the business of assisting taxpayers with matters at the Internal Revenue Service.

(d)	Mr. Cox has not been convicted during the past five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years Mr. Cox has been a party to the following civil proceeding:  a state court proceeding brought by customers of TaxMasters against TaxMasters claiming breach of contract, fraud, deceptive trade practices and breach of warranty.  Patrick R. Cox & Associates, CPA, P.C. and Mr. Cox were also named as parties.  The case was settled for $3,850 and dismissed with prejudice.  Except as previously described, Mr. Cox has not been during the last five years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and Mr. Cox has not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Cox is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

On August 4, 2009 the Company closed a share exchange agreement with Mr. Cox and TaxMasters, Inc. under which all of the following occurred: (i) the Company issued 301,000,000 shares of its Common Stock to Mr. Cox, the sole stockholder of TaxMasters, Inc., in exchange for all of the issued and outstanding shares of common stock of TaxMasters, Inc. held by Mr. Cox as a result of which TaxMasters became a wholly-owned subsidiary of the Company; (ii) the Company issued 1,000 shares of its Control Series of Preferred Stock to Mr. Cox, which gives Mr. Cox the authority to designate a majority of the Company's board of directors for a five year period; (iii) Mr. Cox has the right to earn up to an additional 299,000,000 shares of the Company's Common Stock during the next  five years based on a formula calculated on the net profits of the Company; and  (iv)  the Company's then-current board of directors and officers resigned effective with the closing and concurrently appointed Mr. Cox as a director.  Mr. Cox thereafter appointed four (4) directors to fill the vacancies on the Board and he appointed the officers of the Company.

Item 4.	Purpose of Transaction.

As a result of Mr. Cox’s acquisition of the Common Stock of the Company, he is the controlling stockholder of the Company.  Mr. Cox’s share exchange transaction with the Company was made to acquire control of the Company.  A further description of the acquisition of the shares of Common Stock by Mr. Cox can be found in the Company’s Current Report on Form 8-K, dated August 4, 2009, filed on August 10, 2009 (the “August Form 8-K”), which is incorporated by reference herein.

In connection with the acquisition of Common Stock from the Company as disclosed in the August Form 8-K, the Company's then-current board of directors and officers resigned effective with the closing and concurrently appointed Mr. Cox as a director.  Mr. Cox thereafter appointed four (4) directors to fill the vacancies on the Board and he appointed the officers of the Company.

Other than as described or incorporated above from the August Form 8-K, Mr. Cox currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although Mr. Cox reserves the right to develop such plans.   Specifically, but without limiting the generality of the foregoing, Mr. Cox expects to change the focus of the Company’s business plan to a different industry.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) As of August 4, 2009, Mr. Cox is the beneficial owner of 301,000,000 shares of Common Stock.  Mr. Cox has the sole voting and dispositive power over those shares.

(c) Other than as set forth in this Item 5(a)-(b) and elsewhere in this Schedule 13D, (1) Mr. Cox does not beneficially own any shares of Common Stock of the Company, and (2) there have been no transactions in the shares of Common Stock of the Company effected during the past 60 days by Mr. Cox.

(d) Not applicable.

(e) Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Cox and any other person with respect to any shares of Common Stock of the Company, including, but not limited to, transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 1
Share Exchange Agreement, dated as of August 4, 2009, by and among by and among the Company, TaxMasters, Inc., Patrick Cox and, as to Article VI only, Zaman Family Trust, Tisa Capital Corp. and Phoenix Consulting Services Inc., filed as Exhibit 10.1 to the August Form 8-K and incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 14, 2009

/s/ Patrick R. Cox
Patrick R. Cox